Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

February 12, 2018

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Lisa M. Kohl Legal Branch Chief

Re:    Youngevity International, Inc.
          Registration Statement on Form S-1 (as amended)
          File No: 333-221847

Ladies and Gentlemen:

Youngevity International, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-221847), to become effective on Tuesday, February 13, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

Youngevity International, Inc.

Date	By:	/s/ Stephan Wallach
Name: Stephan Wallach
Title: Chief Executive Officer

cc:	David Briskie, Chief Financial Officer of Youngevity International, Inc. Leslie Marlow, Esq., Gracin & Marlow, LLP